As filed with the Securities and Exchange Commission on August 9, 2017.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Advent Claymore Convertible Securities & Income Fund

(Name of Subject Company (issuer))

Advent Claymore Convertible Securities & Income Fund

(Name of Filing Person (offeror))

Common shares of beneficial interest,
par value $0.001 per share

(Title of Class of Securities)

00764C109

(CUSIP Number of Class of Securities)

Edward C. Delk, Secretary
Advent Claymore Convertible Securities & Income Fund
888 7th Avenue, 31st Floor
New York, NY 10106
(212) 482-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$60,732,556.44(a)	$7,038.90(b)

(a)
Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 3,537,132 common shares based upon a price of $17.17 (98% of the net asset value per share on August 7, 2017).

(b)     Calculated at $115.90 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the     Securities Exchange Act of 1934, as amended.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     Not applicable
Form or Registration No.:     Not applicable
Filing Party:     Not applicable
Date Filed:     Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐     third party tender offer subject to Rule 14d-1

☒     issuer tender offer subject to Rule 13e-4

☐     going-private transaction subject to Rule 13e-3

☐     amendment to Schedule 13D under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Advent Claymore Convertible Securities & Income Fund, a Delaware statutory trust (the “Fund”), to repurchase up to 3,537,132 (approximately 15%) of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), in exchange for cash at a price equal to 98% of the net asset value (“NAV”) per Common Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”), the principal market on which the Common Shares are traded, on the business day immediately following the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2017 (the “Offer to Repurchase”), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1.        Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.        Subject Company Information

(a)     The name of the issuer is Advent Claymore Convertible Securities & Income Fund, a diversified closed-end management investment company, organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 888 7th Avenue, 31st Floor, New York, NY 10106. The telephone number of the Fund is (212) 482-1600.

(b)     The title of the securities being sought is common shares of beneficial interest, par value $0.001 per share (the “Common Shares”). As of August 7, 2017, there were 23,580,877 Common Shares issued and outstanding.

(c)     The principal market in which the Common Shares are traded is the NYSE. The Fund began trading on the NYSE on April 29, 2003. For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Common Shares in such principal market for each quarter for the past two calendar years, see Section 9, “Price Range of Common Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person

(a)     The Fund is the filing person. The information set forth in the Offer to Purchase under “Certain Information about the Fund” is incorporated herein by reference.

Item 4.        Terms of the Transaction

(a)(1)     The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Common Shares”

•	“Purpose of the Offer; Plans or Proposals of the Fund”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Common Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Common Shares”

•	“Source and Amount of Consideration”

•	“Interests of Trustees and Officers”

•	“Certain Information about the Fund”

•	“Certain United States Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2)     Not applicable.

(b)     The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” and “Certain Information about the Fund” is incorporated herein by reference.

Item 5.        Past Contracts, Transactions, Negotiations and Agreements

(e)    The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Fund,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” and “Certain Information About the Fund” is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans and Proposals

(a)    The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Fund” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Fund” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “Purpose of the Offer; Plans or Proposals of the Fund” is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Considerations

(a)    The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.        Interests in Securities of the Subject Company

(a)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” is incorporated herein by reference.
(b)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” is incorporated herein by reference.
Item 9.        Persons/Assets Retained, Employed, Compensated or Used

(a)     No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.        Financial Statements
Not applicable.
Item 11.        Additional Information
(a)(1)    The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Common Shares” is incorporated herein by reference.
(a)(2)    None.
(a)(3)    Not applicable.
(a)(4)    Not applicable.
(a)(5)    None.
(b)     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
(c)    Not applicable.
Item 12.     Exhibits

(a)(1)(i)	Offer to Purchase, dated August 9, 2017.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Withdrawal Notice.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on May 1, 2017 (incorporated by reference to the Schedule TO-C filed by the Fund with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2017).

(a)(5)(ii)	Press release issued on August 9, 2017.*

(b)	None.

(d)
Agreement, dated April 28, 2017, by and among Saba Capital Management, L.P. and the Fund (incorporated by reference to Exhibit 2 to Amendment No. 4 to the Schedule 13D filed by Saba Capital Management, L.P. with the SEC on May 2, 2017).

(g)	None.

(h)	None.

*    Filed herewith.

Item 13. Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advent Claymore Convertible Securities & Income Fund

By:     /s/ Edward C. Delk
Name: Edward C. Delk
Title: Secretary

Dated:     August 9, 2017

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated August 9, 2017 (filed herewith)

(a)(1)(ii)	Form of Letter of Transmittal (filed herewith)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (filed herewith)

(a)(1)(iv)	Form of Withdrawal Notice (filed herewith)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(1)(vi)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

(a)(5)(i)	Press release issued on May 1, 2017 (incorporated by reference to the Schedule TO-C filed by the Fund with the SEC on May 1, 2017)

(a)(5)(ii)	Press release issued on August 9, 2017 (filed herewith)

(d)
Agreement, dated April 28, 2017, by and among Saba Capital Management, L.P. and Advent Claymore Convertible Securities and Income Fund (incorporated by reference to Exhibit 2 to Amendment No. 4 to the Schedule 13D filed by Saba Capital Management, L.P. with the SEC on May 2, 2017)